Shinhan Financial Group considers acquiring domestic savings bank to diversify its business portfolio

On January 21, 2011, Shinhan Financial Group disclosed in a filing with the Korea Exchange that it is considering an acquisition of a domestic savings bank as one of its option to diversify the business portfolio of the Group.

Shinhan Financial Group will file additional disclosure if further details are confirmed in the future.